UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2022

August 2, 2022

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
Quarterly securities report issuing date:	August 12, 2022
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2022

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the three months ended
June 30, 2022	2,163,890	43.9	262,961	(42.9)	113,685	(70.3)
June 30, 2021	1,503,727	(11.4)	460,323	65.7	383,082	108.8

(*)	Comprehensive income

                                 June 30, 2022: (80,407) million yen, -   % ;                     June 30, 2021: 770,361 million yen, 116.8%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the three months ended
June 30, 2022	9.03	8.94
June 30, 2021	29.84	29.75

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2022	386,909,204	17,632,812	4.3
March 31, 2022	373,731,910	17,988,245	4.6

(Reference) Shareholders’ equity as of    June 30, 2022: 16,637,623 million yen;    March 31, 2022: 17,023,773 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2022	—	13.50	—	14.50	28.00
ending March 31, 2023	—
ending March 31, 2023 (Forecast)		16.00	—	16.00	32.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2023 (Consolidated)

MUFG has the target of 1,000.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2023. (There is no change to our earnings target released on May 16, 2022.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2022	13,281,995,120 shares
	March 31, 2022	13,281,995,120 shares
(B) Treasury stocks:	June 30, 2022	772,573,182 shares
	March 31, 2022	667,296,084 shares
(C) Average outstanding stocks:	Three months ended June 30, 2022	12,586,897,926 shares
	Three months ended June 30, 2021	12,839,240,666 shares

ø This “Consolidated Summary Report”(Quarterly“Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
(5) Changes in Accounting Policies	6
(6) Additional Information	6

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2022”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2022	As of June 30, 2022
Assets:
Cash and due from banks	110,763,205	110,101,177
Call loans and bills bought	872,268	656,436
Receivables under resale agreements	12,308,310	14,507,321
Receivables under securities borrowing transactions	4,517,952	3,952,255
Monetary claims bought	6,466,822	7,435,299
Trading assets	17,704,455	18,461,510
Money held in trust	1,332,492	1,306,609
Securities	79,560,579	82,452,916
Loans and bills discounted	110,426,224	114,489,785
Foreign exchanges	2,300,859	2,500,532
Other assets	14,050,293	16,477,203
Tangible fixed assets	1,236,012	1,242,818
Intangible fixed assets	1,344,225	1,408,091
Net defined benefit assets	1,374,607	1,418,614
Deferred tax assets	213,922	244,088
Customers’ liabilities for acceptances and guarantees	10,481,838	11,381,831
Allowance for credit losses	(1,222,162)	(1,127,285)

Total assets	373,731,910	386,909,204

Liabilities:
Deposits	215,427,299	220,140,251
Negotiable certificates of deposit	10,938,831	12,477,801
Call money and bills sold	2,429,791	2,727,985
Payables under repurchase agreements	27,619,262	32,437,853
Payables under securities lending transactions	1,072,578	428,999
Commercial papers	2,108,531	2,875,866
Trading liabilities	12,397,702	15,086,597
Borrowed money	31,763,332	29,042,090
Foreign exchanges	2,182,400	2,831,869
Short-term bonds payable	1,316,803	1,473,999
Bonds payable	13,257,347	14,531,600
Due to trust accounts	12,811,123	10,340,769
Other liabilities	10,861,695	12,750,353
Reserve for bonuses	136,724	122,805
Reserve for bonuses to directors	1,866	1,184
Reserve for stocks payment	8,437	9,611
Net defined benefit liabilities	86,355	89,881
Reserve for retirement benefits to directors	812	669
Reserve for loyalty award credits	17,113	18,342
Reserve for contingent losses	232,291	202,541
Reserves under special laws	4,656	4,680
Deferred tax liabilities	492,451	205,861
Deferred tax liabilities for land revaluation	94,414	92,943
Acceptances and guarantees	10,481,838	11,381,831

Total liabilities	355,743,665	369,276,392

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2022	As of June 30, 2022
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	770,277	770,718
Retained earnings	11,998,157	11,930,296
Treasury stock	(451,288)	(528,915)

Total shareholders’ equity	14,458,659	14,313,612

Net unrealized gains (losses) on available-for-sale securities	1,615,060	819,897
Net deferred gains (losses) on hedging instruments	(81,145)	(233,047)
Land revaluation excess	140,628	138,778
Foreign currency translation adjustments	734,588	1,437,182
Remeasurements of defined benefit plans	193,865	184,612
Debt value adjustments of foreign subsidiaries and affiliates	(37,883)	(23,413)

Total accumulated other comprehensive income	2,565,114	2,324,010

Non-controlling interests	964,471	995,189

Total net assets	17,988,245	17,632,812

Total liabilities and net assets	373,731,910	386,909,204

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Ordinary income	1,503,727	2,163,890
Interest income	632,043	1,205,351
Interest on loans and bills discounted	406,219	492,571
Interest and dividends on securities	135,153	593,771
Trust fees	35,508	35,524
Fees and commissions	406,998	412,122
Trading income	93,724	29,574
Other operating income	90,667	228,979
Other ordinary income	244,785	252,339
Ordinary expenses	1,043,403	1,900,929
Interest expense	135,143	218,827
Interest on deposits	49,095	84,304
Fees and commissions	77,203	78,495
Trading expenses	39,386	1,129
Other operating expenses	50,126	705,372
General and administrative expenses	671,518	700,110
Other ordinary expenses	70,025	196,992

Ordinary profits	460,323	262,961

Extraordinary gains	65,997	5,222
Gains on disposition of fixed assets	9,473	5,222
Gains on change in equity	56,524	—
Extraordinary losses	29,550	27,140
Losses on disposition of fixed assets	2,410	2,672
Losses on impairment of fixed assets	7,482	732
Provision for reserve for contingent liabilities from financial instruments transactions	—	24
Losses on change in equity	19,657	23,711

Profits before income taxes	496,770	241,043

Income taxes-current	62,948	102,529
Income taxes-deferred	30,830	4,589

Total taxes	93,779	107,119

Profits	402,991	133,924

Profits attributable to non-controlling interests	19,909	20,238

Profits attributable to owners of parent	383,082	113,685

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Profits	402,991	133,924
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(18,698)	(730,211)
Net deferred gains (losses) on hedging instruments	37,094	(155,595)
Foreign currency translation adjustments	251,347	558,197
Remeasurements of defined benefit plans	(8,812)	(9,635)
Share of other comprehensive income of associates accounted for using equity method	106,439	122,913

Total other comprehensive income	367,369	(214,331)

Comprehensive income	770,361	(80,407)

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	740,089	(125,568)
Comprehensive income attributable to non-controlling interests	30,271	45,160

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

(5) Changes in Accounting Policies

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

“Implementation Guidance on Accounting Standard for Fair Value Measurement” (Accounting Standards Board of Japan Guidance No. 31, June 17, 2021) (the “Implementation Guidance for Fair Value Measurement”) has been applied from the beginning of the quarter ended June 30, 2022. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance for Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance for Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements due to the application of this Guidelines.

(6) Additional Information

(Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the prolonged COVID- 19 pandemic and the uncertainty in the business environment caused by the Russia-Ukraine situation have had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the prolonged COVID-19 pandemic and the Russia-Ukraine situation. The amount of impact of these adjustments was ¥67,028 million as of June 30, 2022 (¥77,572 million as of March 31, 2022).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” issued by the Financial Accounting Standards Board and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. No allowance for credit losses was recorded for the loans reclassified as loans held for sale in connection with the execution of the Share Purchase Agreement pursuant to which all of the shares of MUFG Union Bank, N.A. (“MUB”) held by MUFG Americas Holdings Corporation (“MUAH”) will be sold to U.S. Bancorp because these loans are measured at fair value in accordance with ASC Topic 310, “Receivables”.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available.

6

Mitsubishi UFJ Financial Group, Inc.

The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, although the impact of the COVID-19 pandemic will continue, economic conditions will be on a gradually improving trend, with economic activity resuming while infection control measures are implemented, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the three-month period ended June 30, 2022, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six-month period ending September 30, 2022 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic and the Russia-Ukraine situation on the financial performance of counterparties or on the economic environment.

(Valuation losses of a foreign subsidiary which are reflected in MUFG’s consolidated financial statements as of the end of and for the first quarter of the fiscal year ending March 31, 2023, and which are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the first half of the fiscal year ending March 31, 2023)

In connection with the planned sale of the shares in MUB, MUAH recognized an aggregate of ¥271,288 million of losses for the quarter ended March 31, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables,” issued by the FASB. Of the aggregate losses, MUAH recorded ¥217,761 million of valuation losses related to securities held for sale as Other operating expenses and ¥44,472 million of valuation losses related to loans held for sale as Other ordinary expenses. All of the losses recognized by MUAH are reflected in MUFG’s consolidated financial statements as of the end of and for the first quarter of the fiscal year ending March 31, 2023.

In connection with the same transaction, it is currently estimated that MUAH will recognize an aggregate of approximately ¥360 billion of losses for the quarter ended June 30, 2022. It is also currently estimated that, of the aggregate estimated losses, MUAH will record approximately ¥170 billion of valuation losses related to securities held for sale as Other operating expenses and approximately ¥190 billion of valuation losses related to loans held for sale as Other ordinary expenses. All of the losses recognized by MUAH are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the first half of the fiscal year ending March 31, 2023.

7

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2022

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[MUFG Consolidated]*1[BK and TB Combined ]*2*3*4 [BK Non-consolidated][TB Non-consolidated]	1

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[MUFG Consolidated] [BK and TB Combined including Trust Account] [BK Non-consolidated][TB Non-consolidated] [TB Non-consolidated : Trust Account]	5

3. Securities	[MUFG Consolidated] [BK Non-consolidated][TB Non-consolidated]	6

4. ROE	[MUFG Consolidated]	9

5. Average Interest Rate Spread	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	10

6. Loans and Deposits	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	11

7. Statements of Trust Assets and Liabilities	[TB Non-consolidated]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2022 (A)	June 30, 2021 (B)
Gross profits	1,124,813	957,131	167,682
Gross profits before credit costs for trust accounts	1,124,813	957,131	167,682
Net interest income	986,884	496,949	489,934
Trust fees	35,524	35,508	16
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	333,626	329,795	3,830
Net trading profits	35,510	54,337	(18,826)
Net other operating profits	(266,731)	40,540	(307,272)
Net gains (losses) on debt securities	(406,103)	38,777	(444,880)
General and administrative expenses	699,628	673,678	25,949
Amortization of goodwill	4,873	4,486	387
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	430,059	287,938	142,120
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	425,185	283,452	141,732
Provision for general allowance for credit losses (2)	11,235	—	11,235
Net operating profits*1	436,420	283,452	152,968
Net non-recurring gains (losses)	(173,458)	176,871	(350,330)
Credit costs (3)	(125,189)	(34,696)	(90,492)
Losses on loan write-offs*2	(82,599)	(32,323)	(50,276)
Provision for specific allowance for credit losses	(44,787)	—	(44,787)
Other credit costs	2,197	(2,373)	4,570
Reversal of allowance for credit losses (4)	—	8,339	(8,339)
Reversal of reserve for contingent losses included in credit costs (5)	19,016	—	19,016
Gains on loans written-off (6)	20,962	21,213	(250)
Net gains (losses) on equity securities	19,020	66,049	(47,029)
Gains on sales of equity securities	73,709	76,049	(2,339)
Losses on sales of equity securities	(8,215)	(6,836)	(1,379)
Losses on write-down of equity securities	(46,473)	(3,163)	(43,309)
Equity in earnings of equity method investees	123,039	119,475	3,563
Other non-recurring gains (losses)*2	(230,307)	(3,509)	(226,797)

Ordinary profits	262,961	460,323	(197,362)

Net extraordinary gains (losses)	(21,918)	36,446	(58,365)
Net gains (losses) on disposition of fixed assets	2,550	7,062	(4,511)
Losses on impairment of fixed assets	(732)	(7,482)	6,749
Net gains (losses) on change in equity	(23,711)	36,867	(60,578)
Profits before income taxes	241,043	496,770	(255,727)
Income taxes-current	102,529	62,948	39,580
Income taxes-deferred	4,589	30,830	(26,240)
Total taxes	107,119	93,779	13,340
Profits	133,924	402,991	(269,067)
Profits attributable to non-controlling interests	20,238	19,909	329

Profits attributable to owners of parent	113,685	383,082	(269,396)

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2. In connection with the planned sale of the shares in MUFG Union Bank, N.A. (“MUB”), an aggregate of ¥271,288 million of losses were recognized primarily in accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥217,761 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥44,472 million of valuation losses related to loans held for sale, which are included in Write-offs of loans.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(73,975)	(5,143)	(68,831)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2022 (A)	June 30, 2021 (B)
Gross profits	615,704	498,226	117,477
Gross profits before credit costs for trust accounts	615,704	498,226	117,477
Net interest income	767,859	306,538	461,321
Trust fees	28,247	28,893	(646)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	122,347	112,839	9,508
Net trading profits	(2,353)	16,237	(18,591)
Net other operating profits	(300,396)	33,717	(334,114)
Net gains (losses) on debt securities	(406,512)	36,099	(442,612)
General and administrative expenses	330,337	326,406	3,931
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	285,366	171,820	113,546
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	285,366	171,820	113,546
Net non-recurring gains (losses)	52,443	87,890	(35,446)
Credit costs (3)	(19,235)	(6,557)	(12,677)
Reversal of allowance for credit losses (4)	19,546	21,806	(2,259)
Reversal of reserve for contingent losses included in credit costs (5)	18,624	—	18,624
Gains on loans written-off (6)	2,310	3,909	(1,598)
Net gains (losses) on equity securities	17,192	63,740	(46,547)
Gains on sales of equity securities	72,650	73,935	(1,285)
Losses on sales of equity securities	(8,385)	(6,924)	(1,461)
Losses on write-down of equity securities	(47,072)	(3,271)	(43,801)
Other non-recurring gains (losses)	14,004	4,991	9,012

Ordinary profits	337,810	259,710	78,099

Net extraordinary gains (losses)	1,682	1,810	(128)
Income before income taxes	339,493	261,521	77,971
Income taxes-current	72,894	41,721	31,172
Income taxes-deferred	17,531	16,080	1,450
Total taxes	90,426	57,802	32,623

Net income	249,066	203,719	45,347

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	21,246	19,158	2,088
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	28,254	16,162	12,092
Provision for special allowance for credit losses	(13,511)	7,993	(21,504)
Allowance for credit to specific foreign borrowers	4,802	(2,349)	7,152
Losses on loans write-offs	(15,799)	(5,374)	(10,424)
Provision for contingent losses included in credit costs	18,607	(724)	19,332
Gains on loans written-off	2,310	3,909	(1,598)
Losses on sales of other loans, etc.	(3,417)	(457)	(2,960)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	691,879	135,720	556,158
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	247,659	107,813	139,846

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2022 (A)	June 30, 2021 (B)
Gross profits	485,208	384,460	100,748
Net interest income	502,371	241,443	260,927
Net fees and commissions	100,590	89,770	10,819
Net trading profits	19,630	11,021	8,608
Net other operating profits	(137,383)	42,223	(179,607)
Net gains (losses) on debt securities	(220,855)	39,708	(260,563)
General and administrative expenses	280,150	278,185	1,965
Amortization of goodwill	404	387	16
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	205,462	106,662	98,799
Net operating profits before provision for general allowance for credit losses	205,057	106,274	98,783
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	205,057	106,274	98,783
Net non-recurring gains (losses)	47,048	78,581	(31,533)
Credit costs (2)	(19,217)	(6,458)	(12,758)
Reversal of allowance for credit losses (3)	19,413	21,748	(2,335)
Reversal of reserve for contingent losses included in credit costs (4)	18,624	—	18,624
Gains on loans written-off (5)	2,310	3,909	(1,598)
Net gains (losses) on equity securities	12,923	54,238	(41,315)
Gains on sales of equity securities	67,520	64,018	3,502
Losses on sales of equity securities	(7,882)	(6,903)	(978)
Losses on write-down of equity securities	(46,714)	(2,875)	(43,838)
Other non-recurring gains (losses)	12,993	5,142	7,850
Ordinary profits	252,105	184,855	67,249
Net extraordinary gains (losses)	1,414	1,957	(542)
Income before income taxes	253,520	186,813	66,707
Income taxes-current	53,874	34,764	19,110
Income taxes-deferred	18,667	11,154	7,513
Total taxes	72,542	45,918	26,623

Net income	180,977	140,894	40,083

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	21,131	19,199	1,931
Provision for general allowance for credit losses	28,121	16,161	11,960
Provision for special allowance for credit losses	(13,511)	7,937	(21,448)
Allowance for credit to specific foreign borrowers	4,802	(2,349)	7,152
Losses on loans write-off	(15,799)	(5,374)	(10,424)
Provision for contingent losses included in credit costs	18,624	(626)	19,251
Gains on loans written-off	2,310	3,909	(1,598)
Losses on sales of other loans, etc.	(3,417)	(457)	(2,960)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	425,912	66,566	359,346
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	187,050	40,417	146,633

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2022 (A)	June 30, 2021 (B)
Gross profits	130,495	113,766	16,729
Gross profits before credit costs for trust accounts	130,495	113,766	16,729
Trust fees	28,247	28,893	(646)
Credit costs for trust accounts (1)	—	—	—
Net interest income	265,488	65,094	200,393
Net fees and commissions	21,757	23,068	(1,311)
Net trading profits	(21,983)	5,216	(27,199)
Net other operating profits	(163,013)	(8,506)	(154,506)
Net gains (losses) on debt securities	(185,657)	(3,608)	(182,049)
General and administrative expenses	50,186	48,220	1,965
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	80,309	65,546	14,763
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	80,309	65,546	14,763
Net non-recurring gains (losses)	5,395	9,308	(3,913)
Credit costs (3)	(17)	(98)	81
Reversal of allowance for credit losses (4)	133	57	76
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	0	0	0
Net gains (losses) on equity securities	4,268	9,501	(5,232)
Gains on sales of equity securities	5,129	9,917	(4,788)
Losses on sales of equity securities	(502)	(20)	(482)
Losses on write-down of equity securities	(358)	(395)	37
Other non-recurring gains (losses)	1,010	(151)	1,162
Ordinary profits	85,704	74,854	10,849
Net extraordinary gains (losses)	267	(146)	414
Income before income taxes	85,972	74,708	11,264
Income taxes-current	19,019	6,957	12,062
Income taxes-deferred	(1,136)	4,926	(6,062)
Total taxes	17,883	11,883	5,999

Net income	68,088	62,824	5,264

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	115	(41)	157
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	133	1	132
Provision for special allowance for credit losses	—	56	(56)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	(17)	(98)	81
Gains on loans written-off	0	0	0
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	265,966	69,154	196,812
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	60,608	67,395	(6,786)

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	265,841	252,148
Doubtful	694,009	799,214
Special Attention	464,387	420,453
Accruing loans contractually past due 3 months or more	22,423	12,104
Restructured loans	441,963	408,348
Subtotal (A)	1,424,238	1,471,816
Normal(B)	127,567,448	122,326,614
Total loans (C=A+B)	128,991,686	123,798,430
Non-performing loans ratio (A)/(C)	1.10%	1.18%

BK and TB Combined including Trust Account

(after write-offs)

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	114,916	105,939
Doubtful	495,441	602,884
Special Attention	314,630	282,145
Accruing loans contractually past due 3 months or more	12,607	5,601
Restructured loans	302,023	276,544
Subtotal (A)	924,988	990,968
Normal(B)	106,313,922	102,429,934
Total loans (C=A+B)	107,238,910	103,420,902
Non-performing loans ratio (A)/(C)	0.86%	0.95%

BK Non-consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	114,773	105,796
Doubtful	493,821	601,264
Special Attention	314,630	282,145
Accruing loans contractually past due 3 months or more	12,607	5,601
Restructured loans	302,023	276,544
Subtotal (A)	923,225	989,206
Normal(B)	103,229,286	99,472,730
Total loans (C=A+B)	104,152,512	100,461,936
Non-performing loans ratio (A)/(C)	0.88%	0.98%

TB Non-consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	142	142
Doubtful	1,618	1,618
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	1,761	1,761
Normal(B)	3,080,159	2,952,474
Total loans (C=A+B)	3,081,920	2,954,236
Non-performing loans ratio (A)/(C)	0.05%	0.05%

TB Non-consolidated: Trust Account

(after write-offs)

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	—	—
Doubtful	1	1
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	1	1
Normal(B)	4,475	4,728
Total loans (C=A+B)	4,477	4,730
Non-performing loans ratio (A)/(C)	0.03%	0.03%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2022		As of March 31, 2022
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	10,418,240	(43,107)	4,595,108	14,236

	(in millions of yen)
	As of June 30, 2022		As of March 31, 2022
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	72,252,183	1,395,349	74,909,679	2,391,884
Domestic equity securities	4,376,347	2,700,600	4,613,704	2,914,100
Domestic bonds	39,228,416	(123,745)	40,433,641	(61,811)
Other	28,647,419	(1,181,504)	29,862,332	(460,404)
Foreign equity securities	201,978	28,415	218,599	27,791
Foreign bonds	20,567,250	(1,218,159)	22,030,527	(852,866)
Other	7,878,191	8,239	7,613,205	364,670

Note:

*

In connection with the planned sale of the shares in MUB, unrealized losses on such securities which are reported at fair value on the consolidated balance sheet are reported as valuation losses in accordance with ASC Topic 326, “Financial Instruments—Credit losses.” Therefore, Unrealized gains (losses) as of June 30, 2022 in the above table do not include ¥217,761 million of such valuation losses.

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2022		As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	7,984,748	(32,491)	2,728,406	297
Stocks of subsidiaries and affiliates	625,594	488,533	625,594	535,950

	(in millions of yen)
	As of June 30, 2022		As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	53,914,292	1,222,203	55,874,928	1,904,848
Domestic equity securities	3,655,687	2,201,413	3,855,125	2,380,640
Domestic bonds	37,222,265	(91,499)	37,547,364	(42,152)
Other	13,036,340	(887,710)	14,472,439	(433,638)
Foreign equity securities	163,847	20,231	165,955	18,877
Foreign bonds	8,087,539	(813,143)	9,852,226	(581,375)
Other	4,784,953	(94,798)	4,454,257	128,859

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2022		As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,329,468	(10,244)	1,770,646	10,587
Stocks of subsidiaries and affiliates	80,048	4,622	68,203	4,512

	(in millions of yen)
	As of June 30, 2022		As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	11,527,252	199,324	12,685,391	471,160
Domestic equity securities	758,378	449,654	790,399	477,909
Domestic bonds	1,964,316	(32,372)	2,852,749	(19,783)
Other	8,804,557	(217,957)	9,042,242	13,035
Foreign equity securities	79	62	63	46
Foreign bonds	6,551,207	(315,405)	6,631,313	(211,307)
Other	2,253,270	97,385	2,410,865	224,295

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2022	For the three months ended June 30, 2021
ROE	2.93	10.85

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period)

+ (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2022	For the three months ended June 30, 2021
Average interest rate on loans and bills discounted	0.73	0.71
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.72	0.71

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.76	0.74
Interest rate spread	0.75	0.74

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2022	For the three months ended June 30, 2021
Average interest rate on loans and bills discounted	0.74	0.73
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.74	0.73

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.76	0.75
Interest rate spread	0.75	0.74

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2022	For the three months ended June 30, 2021
Average interest rate on loans and bills discounted	0.37	0.36
Average interest rate on deposits and NCD	0.01	0.02
Interest rate spread	0.35	0.34

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.73	0.66
Interest rate spread	0.71	0.64

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Deposits (ending balance)	196,887,362	194,249,280
Deposits (average balance)	199,479,769	195,540,350
Loans (ending balance)	95,784,032	93,157,141
Loans (average balance)	96,629,621	91,880,995

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Domestic deposits (ending balance)*	168,235,763	168,282,238
Individuals	89,750,026	88,268,890

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Deposits (ending balance)	185,693,775	183,356,877
Deposits (average balance)	188,164,185	184,598,552
Loans (ending balance)	92,977,931	90,421,234
Loans (average balance)	93,834,774	89,038,475

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Domestic deposits (ending balance)*	158,847,796	158,934,418
Individuals	83,404,550	82,053,180

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Deposits (ending balance)	11,193,586	10,892,403
Deposits (average balance)	11,315,584	10,941,798
Loans (ending balance)	2,806,101	2,735,906
Loans (average balance)	2,794,847	2,842,520

	(in millions of yen)
	As of June 30, 2022	As of March 31, 2022
Domestic deposits (ending balance)*	9,387,966	9,347,819
Individuals	6,345,476	6,215,710

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2022	As of June 30, 2022
Assets:
Loans and bills discounted	1,120,418	1,063,118
Securities	67,663,477	65,642,551
Beneficiary rights to the trust	108,857,810	111,251,301
Securities held in custody accounts	3,230,600	3,729,856
Monetary claims	40,409,077	39,440,839
Tangible fixed assets	19,066,909	19,374,880
Intangible fixed assets	147,570	153,704
Other claims	2,520,092	2,158,446
Call loans	1,292,609	1,599,303
Due from banking account	11,862,710	9,243,094
Cash and due from banks	5,124,019	5,397,346

Total	261,295,295	259,054,444

Liabilities:
Money trusts	29,852,422	28,089,916
Pension trusts	12,339,538	11,835,042
Property formation benefit trusts	6,532	6,417
Investment trusts	112,937,424	114,103,185
Money entrusted other than money trusts	5,820,407	6,019,215
Securities trusts	5,795,848	6,041,195
Monetary claim trusts	36,599,637	35,597,188
Equipment trusts	138,279	145,097
Land and fixtures trusts	18,522	18,456
Composite trusts	57,786,682	57,198,727

Total	261,295,295	259,054,444

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 485,019 millions of yen as of March 31, 2022 and 516,535 millions of yen as of June 30, 2022, respectively.